SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2006
WASH. D.C. 152 SECTION

(Mark One):

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ___December 31, 2005________________

OR

 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from ____________ to ____________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515




06040521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 23, 2006



Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement No. 333-36331 on Form S-8 of Hub Group, Inc., of our report dated June 9, 2006, appearing in this Annual Report on Form 11-K of the HUB Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2005.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2006

HUB GROUP
EMPLOYEE PROFIT SHARING
AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2005 and 2004

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2005 and 2004

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
HUB Group
 Employee Profit Sharing and Trust Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the HUB Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 9, 2006

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2005 and 2004

	2005	2004
Investments (Note 3)	$ 65,171,899	$ 59,335,610
Net assets available for benefits	$ 65,171,899	$ 59,335,610

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2005

Additions to net assets attributed to:	
Contributions	
Employee	$ 4,162,532
Rollover	426,276
Employer	1,141,007
Total contributions	5,729,815
Investment income	
Interest and dividends	2,671,731
Net appreciation in fair value of investments	5,094,589
Total investment income	7,766,320
Total additions	13,496,135
Deductions from net assets attributed to:	
Benefits paid to participants	7,609,569
Administrative expenses	50,277
Total deductions	7,659,846
Net increase	5,836,289
Net assets available for benefits	
Beginning of year	59,335,610
End year	$ 65,171,899

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. The Company provided a matching contribution equal to 50% of each participant's pretax contributions up to a maximum of 3% of each participant's qualified 2005 earnings or $6,300, whichever is less. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit-sharing contributions were made in 2005.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2005, $26,749 of forfeitures were available to pay expenses or offset future employer contributions.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Hardship Withdrawals: Subject to approval by Fidelity Management Trust Company ("the Trustee"), participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participants Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,168,227 and $0 of employer and employee contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits as of December 31, 2005. As of December 31, 2004, $1,141,007 and $191,301 of employer and employee participant contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits. In addition, a liability for an excess contribution refundable of $29,645 and $130,472 would have been recorded at December 31, 2005 and 2004, respectively.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices Participant loans are valued at cost, which approximates fair value.

Risks and Uncertainties: The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2005, certain administrative expenses were paid by the Plan's forfeiture account.

NOTE 3 - INVESTMENTS

The following investments held by the Trustee represent 5% or more of the Plan's total net assets at December 31:

	2005	2004
Fidelity Magellan Fund	$ 8,463,252	$ 8,942,648
Fidelity Contrafund	10,488,103	9,005,473
Fidelity Growth & Income Portfolio	6,535,216	7,122,933
Fidelity Low-Priced Stock Fund	4,029,327	4,839,484
Fidelity Retirement Money Market Portfolio	4,970,145	3,286,974
Hub Group, Inc. Common Stock*	5,803,551	8,428,204

* Held as part of the HUB Group, Inc. Stock Fund

(Continued)

NOTE 3 - INVESTMENTS (Continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005
Mutual funds	$ 2,366,273
Common stock	2,728,316
	$ 5,094,589

NOTE 4 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on October 9, 2003, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, is in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(Continued)

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee, shares of Company stock, and allows loans to participants.

Fees paid by the Plan to the Trustee for recordkeeping and administration amounted to approximately $22,341 for the year ended December 31, 2005. Plan participants also paid fees of $27,936 to the Trustee for loan set-up, loan maintenance, short-term redemption fees and other charges. The Plan also invests in Company stock and allows loans to participants. At December 31, 2005 and 2004, the Plan had $1,171,995 and $1,315,988, respectively, in participant loans.

At December 31, 2005 and 2004, the Plan had $5,803,551 and $8,428,204, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 164,174 and 322,796 shares of Company stock as of December 31, 2005 and 2004, respectively. These shares reflect a two-for-one stock split which occurred on May 11, 2005.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 7 - SUBSEQUENT EVENT

The Board of Directors approved a two-for-one stock split in May 2006. The Board set May 22, 2006 as the record date and June 6, 2006 as the payment date.

SUPPLEMENTAL SCHEDULE

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of plan sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds		
	Pimco	Total Return Fund	**	$ 117,656
	Franklin	Mutual Discovery A	**	34,351
	Templeton	Templeton Foreign Sm Co A	**	11,243
	Baron	Baron Asset Fund	**	9,837
	Ariel	Ariel Fund	**	64,492
	Ariel	Ariel Appreciation	**	1,023
	Templeton	Templeton Foreign A	**	22,300
	Loomis	Loomis Small Cap Value R	**	10,180
	Franklin	Mutual Shares CL A	**	31,437
	MainStay	MSIFT CP FX Inc Adv	**	1,743
	Neuberger Berman	NB Partners Trust	**	25,355
	Neuberger Berman	NB Intl Fund Trust	**	49,894
	Neuberger Berman	NB Regency Trust	**	32,803
	Oakmark	Oakmark Fund I	**	66,764
	Pimco	Pimco Real Rtn Bd Ad	**	8
	Pimco	Pimco High Yield Adm	**	49,032
	Pimco	Pimco Low Dur Adm	**	14,952
	Pimco	Pimco Lt US Govt Adm	**	22,605
	Pimco	Templeton Dev Mkts A	**	18,537
	Pimco	Templeton Growth A	**	90,515
	Pimco	Tmpl Global Bond A	**	331
	Pimco	Templeton World A	**	53,005
	Artisan	Artisan Intl	**	85,081
	Artisan	Artisan Mid Cap Val	**	59,440
	MainStay	MSI Intl Equity B	**	30,476
	DWS	DWS Global Opps S	**	238
	DWS	DWS/D High Rtn Eq A	**	46,194
	Van Kampen	Van Kampen Eq Inc A	**	373
	WFA	WFA C&B Midcap Val D	**	301
	SB	SB Aggr Growth A	**	47,781
	Aim	Aim Gbl Aggr Growth A	**	4,746
	Managers	Managers Bond Fund	**	6,905
	RS Investments	RS Partners	**	74,056
	RS Investments	RS Value	**	65,492
	Aim	Aim Basic Value A	**	150,449
	Oakmark	Oakmark Eq & Inc I	**	155,398
	Royce	Royce Opportunity Fi	**	551
	Royce	Royce Value Plus Inv	**	9
	Aim	Aim Midcap Core Eq A	**	41,346
	Western Asset	West Asset Core FI	**	100
	American Century	Am Cen Lg Co Val Inv	**	167,156
	Hartford	Htfd Intl Cap Appr Y	**	16,210
*	Fidelity	Fid Fidelity	**	10,313

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Puritan	**	$ 1,024,062
*	Fidelity	Fid Value Strategies	**	10,086
*	Fidelity	Fid Ginnie Mae	**	6,958
*	Fidelity	Fidelity Magellan	**	8,463,252
*	Fidelity	Fid Contrafund	**	10,488,103
*	Fidelity	Fid Equity Income	**	60,242
*	Fidelity	Fid Growth Company	**	4,073
*	Fidelity	Fidelity Invst Gr Bd	**	2,897,563
*	Fidelity	Fid Growth & Income	**	6,535,216
*	Fidelity	Fid Intermed Bond	**	14,236
*	Fidelity	Fid Capital & Income	**	42,009
*	Fidelity	Fid Value	**	213,029
*	Fidelity	Fid Mortgage Sec	**	1,021
*	Fidelity	Fidelity Govt Income	**	52,244
*	Fidelity	Fid Independence	**	104,365
*	Fidelity	Fid Overseas	**	18,089
*	Fidelity	Fid Leveraged Co Stk	**	729,854
*	Fidelity	Fid Europe	**	33,143
*	Fidelity	Fid Pacific Basin	**	379,965
*	Fidelity	Fid Real Estate Invs	**	266,480
*	Fidelity	Fid Balanced	**	33,954
*	Fidelity	Fid Intl Discovery	**	529,745
*	Fidelity	Fid Cap Appreciation	**	341,961
*	Fidelity	Fid Convertible Sec	**	362,416
*	Fidelity	Fid Canada	**	234,673
*	Fidelity	Fid Utilities	**	78,189
*	Fidelity	Fid Blue Chip Growth	**	51,393
*	Fidelity	Fid Disciplined Eqty	**	7,477
*	Fidelity	Fid Low Pr Stk	**	4,029,327
*	Fidelity	Fid Equity Income II	**	1,317,400
*	Fidelity	Fidelity Emerg Mrkts	**	1,265,715
*	Fidelity	Fidelity Aggr Growth	**	21,574
*	Fidelity	Fid Diversified Intl	**	2,718,076
*	Fidelity	Fid Dividend Growth	**	92,230
*	Fidelity	Fid New Markets Inc.	**	236,552
*	Fidelity	Fid Exp & Multinatl	**	14,871
*	Fidelity	Fid Aggressive Intl	**	30,436
*	Fidelity	Fid Sm Cap Independ	**	72,470
*	Fidelity	Fid Mid Cap Stock	**	154,604
*	Fidelity	Fid Large Cap Stock	**	70,658
*	Fidelity	Fid Small Cap Stock	**	88,655
*	Fidelity	Fid Europe Cap App	**	14,581
*	Fidelity	Fid Asset Mgr Aggr	**	555
*	Fidelity	Fid Latin America	**	1,859,492
*	Fidelity	Fid Japan	**	1,102,107
*	Fidelity	Fid Southeast Asia	**	285,482

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Growth & Inc II	**	$ 2,579
*	Fidelity	Fid Strategic Income	**	29,380*
	Fidelity	Fid Freedom Income	**	24,585
*	Fidelity	Fid Freedom 2000	**	96,995
*	Fidelity	Fid Freedom 2010	**	417,724
*	Fidelity	Fid Freedom 2020	**	781,617
*	Fidelity	Fid Freedom 2030	**	415,655
*	Fidelity	Fid Sm Cap Rtmt	**	1,562
*	Fidelity	Sptn Total Mkt Index	**	243,588
*	Fidelity	Fid Short Term Bond	**	98,388
*	Fidelity	Fid Fifty	**	65,456
*	Fidelity	Fidelity Retire Mmkt	**	4,970,145
*	Fidelity	Fidelity Ret Govt MM	**	88,762
*	Fidelity	Fid Mgd Inc Port	**	415,449
*	Fidelity	Spartan US Eq Index	**	1,361,307
*	Fidelity	Fidelity US Bd Index	**	14,906
*	Fidelity	Fid Inst SH Int Govt	**	1,129
*	Fidelity	Fid Str Lg Cap Value	**	18,014
*	Fidelity	Fid Freedom 2040	**	165,291
*	Fidelity	Fid Small Cap Growth	**	1,566
*	Fidelity	Fid Small Cap Value	**	103,263
*	Fidelity	Fid Str Md Cap Value	**	73,254
*	Fidelity	Fid Large Cap Growth	**	16,536
*	Fidelity	Fid Str Md Cap Growth	**	92,917
*	Fidelity	Fid Inflat Prot Bond	**	136,358
*	Fidelity	Fid Blue Chip Value	**	125,958
*	Fidelity	Fid Real Estate Inc	**	5,582
*	Fidelity	Fid Freedom 2005	**	769
*	Fidelity	Fid Freedom 2015	**	50,583
*	Fidelity	Fid Freedom 2025	**	128,803
*	Fidelity	Fid Freedom 2035	**	19,713
		Total mutual funds		58,017,095
		Common Stock		
*	HUB Group, Inc.	HUB Group, Inc. Common Stock	**	5,803,551
		Other		
		Interest Bearing Cash	**	179,258
*	Participant Loans	Loans, maturing through 2015, Interest rates from 5.25% to 10.50%	**	1,171,995
				$ 65,171,899

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.